

07000728

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2007 WASH. D.C. 186

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1406 Browns Lane, 2nd Floor
(No. and Street)

Louisville (City) Kentucky (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Hunter, Jr. 502-893-1780 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy & Bressler, LLP
(Name – *if individual, state last, first, middle name*)

325 West Main Street (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Hunter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Financial, LLC, as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public My commission expires October 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 ? 2007
WASH. D.C.
186
SECTION

Churchill Financial, LLC

December 31, 2006

SEC Headquarters
Office of Filings and Information Systems
100 F Street
Washington, D.C. 20549
Attn: Branch of Registrations and Examinations

SEC Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604
Attn: Merri Jo Gillette, Regional Director

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor M. Sabalbaro

Churchill Financial, LLC

Contents

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Members
Churchill Financial, LLC

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Financial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy & Bressler, LLP

Louisville, KY
February 20, 2007

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, Kentucky 40602
(502) 227-9000
(502) 227-9400 fax

An Independent Member of Baker Tilly International

Churchill Financial, LLC

Statement of Financial Condition

As of December 31, 2006

ASSETS

Cash	$	97,630
Deposits with clearing firms		104,571
Receivable from brokers and dealers		81,442
Prepaid expenses		952
Fixed assets, net of accumulated depreciation of $23,393		17,934
Total assets	$	302,529

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	27,246
Members' equity		275,283
Total liabilities and members' equity	$	302,529

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 2,459,637
Gain on sale of investments	9,359
Dividend, interest and other income	4,203
	2,473,199
Expenses:	
Clearing fees	582,325
Occupancy and equipment rental	124,382
Compensation costs and guaranteed payments to partners	479,305
Other operating expenses	147,530
	1,333,542
Income Before Income Taxes	1,139,657
Income Tax Expense	100,164
Net income	$ 1,039,493

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2006

Balance, beginning of year	$ 345,790
Net income	1,039,493
Distributions	(1,110,000)
Balance, end of year	$ 275,283

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 1,039,493
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	8,913
Gain on sale of investments	(9,359)
Decrease in operating assets:	
Deposits with clearing firms	133
Receivable from brokers and dealers	93,102
(Decrease) in operating liabilities:	
Accounts payable and accrued expenses	(33,814)
Net cash provided by operating activities	1,098,468
Cash flows from investing activities:	
Proceeds from sale of investments	21,959
Purchases of investments	(4,800)
Purchase of equipment	(12,049)
Net cash provided by investing activities	5,110
Cash flows from financing activities:	
Member distributions	(1,110,000)
Net cash used in financing activities	(1,110,000)
Net decrease in cash	(6,422)
Cash, beginning of year	104,052
Cash, end of year	$ 97,630

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Notes to Financial Statements

For the Year Ended December 31, 2006

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is organized as a limited liability corporation and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal income tax purposes is passed through to the members personally. Income tax expense represents state and local income taxes for the year ending December 31, 2006.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Note 1 - Continued

Accounts Receivable

Management considers all accounts receivable to be collectible. Accounts receivable determined uncollectible will be written off when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2006 or the procedures followed in making the periodic computation required. At December 31, 2006, the Company had net capital of $237,145 and net capital requirements of $50,000. The ratio of aggregate indebtedness to net capital was 0.115 to 1 at December 31, 2006. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. The Company's offices are located in the offices of Cullinan Associates, Inc. and the Company paid $105,780 in occupancy and equipment rental costs to a non-member stockholder of Cullinan Associates, Inc., for the year ended December 31, 2006.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $113,156 of Company contributions during the year.

Note 6 – Concentration of Credit Risk

Bank balances are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000 for each bank with which the Company has accounts. At December 31, 2006, the Company had bank account balances exceeding FDIC insurance limits totaling approximately $35,000. Management feels the risk associated with the excess balances to be minimal.

Note 7 – Related Party Transactions

The Company leases office space from a partnership which is owned by two Company members on a month-to-month basis. The current monthly rental is $1,500 plus certain operating expenses. The amount charged to rent expense was $18,602 for the year ended December 31, 2006.

Schedule I

Churchill Financial, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net capital:	
Total members' equity	$ 275,283
Deduct non-allowable assets and excess fidelity bond deductible	38,138
Net capital before haircuts on securities positions (tentative net capital)	237,145
Haircuts on securities positions	-
Net capital	$ 237,145
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 27,246
Total aggregate indebtedness	$ 27,246
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital	$ 187,145
Ratio: aggregate indebtedness to net capital	0.115 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 237,145
Net capital per above	$ 237,145

See accompanying independent auditor's report.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members
Churchill Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Churchill Financial, LLC (the Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

mountjoybressler.com
2300 Waterfront Plaza, 325 W. Main Street, Louisville, Kentucky 40202, (502) 992-2700, (502) 992-4700 fax
175 East Main Street, Suite 200, Lexington, Kentucky 40507, (859) 255-4950, (859) 255-2875 fax
The Ernst Mansion, 405 Garrard Street, Covington, Kentucky 41011, (859) 431-1975, (859) 431-7721 fax
150 Flynn Avenue, Suite 100, P.O. Box 5630, Frankfort, Kentucky 40602, (502) 227-9000, (502) 227-9400 fax

An Independent Member of Baker Tilly International

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy & Bressler, LLP

Louisville, KY
February 20, 2007

END